Exhibit 99.1

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (the “Agreement”) is made and entered into as of May 15, 2020, by and among, Capital Point Ltd., a public company traded on TASE, registered under the laws of the State of Israel and a shareholder of the Company (the “Seller”), Therapix Biosciences, Ltd., a public company traded on NASDAQ and registered under the laws of the State of Israel (“Therapix”) and Evero Health Ltd. a limited liability company, registered under the laws of the State of Israel and a wholly-owned subsidiary of Therapix (“Evero”). The Seller, Therapix and Evero are referred to herein from time to time as a “Party” or “party” and collectively as the “Parties” or “parties.”

RECITALS:

WHEREAS, Therapix and the Seller wish to create a joint venture for collaboration in the field of developing pharmaceuticals for sleep-related indication;

WHEREAS, for the purpose thereof, Therapix shall transfer to Evero its THX-110 Sleep technology, to be fully owned by Evero (“Evero Technology”), under the terms and conditions of an asset purchase agreement (“Asset Purchase Agreement”), to be executed prior to the Closing;

WHEREAS, in order to effect the joint venture through Evero, Seller shall sell and transfer to Evero, ordinary shares par value NIS 0.01 each of Coeruleus Ltd., a limited liability company, registered under the laws of the State of Israel (the “Company”), in consideration for ordinary shares par value NIS 1.00 each of Evero, all as more fully set forth herein; and

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Sell and Purchase Shares.

1.1 Transfer and Purchase of Shares at the Closing. Subject to the terms and conditions hereof, at the Closing (as defined below), the Seller shall sell, assign, transfer and deliver to Evero, and Evero shall purchase from the Seller 5,952,469 Ordinary Shares constituting, to the best knowledge of the Seller 35% of the issued and outstanding share capital of of the Company (the “Transferred Shares”), and in consideration, Evero shall issue and sell to the Seller 176,470 Ordinary Shares NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero as of the Closing (the “Evero Shares”).

1.2 Warrant Certificate. At the Closing, Therapix shall issue to the Seller a warrant substantially in the form attached hereto as Schedule 1.2 (the “Warrant Certificate”).

2. Closing and Delivery.

2.1 Closing. The closing of the transactions contemplated in Section 1.1 above, will take place at a closing (the “Closing”) to be held remotely via the exchange of documents and signatures, or at the offices of Horn & Co., Amot Investments Tower, 2 Weizmann St., 24th Floor, Tel-Aviv 6423902, Israel, within three (3) business days following completion of the transactions set forth in Section 2.2 below and satisfaction (or waiver by the relevant party) of the conditions set forth in Sections 2.3 and 2.4 below, at 11:00 a.m., local time, or at such other time or place as the Seller and Evero shall mutually agree upon. Notwithstanding the foregoing, if the Closing does not take place within thirty (30) days following the execution hereof, on account of a party’s failure to fulfill its obligations hereunder, the non-breaching party shall be entitled to terminate this Agreement without derogating from any rights and remedies to which such party may be entitled under law.

2.2 Deliveries and Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(a) The Seller shall deliver to Evero the following documents with respect to the Company, or cause the following actions to be completed:

(i) Board Resolutions. Duly executed resolutions of the Company’s Board of Directors, approving the transfer of Transferred Shares from the seller to Evero and the amendment of its existing Amended and Restated Articles of Association.

(ii) Shareholders’ Resolution. Validly executed Written Resolution by all existing shareholders of the Company, with respect (i) the amendment of its existing Amended and Restated Articles of Association; and (ii) the waiver of any preemptive rights, first refusal rights, anti-dilution rights or similar rights such shareholders or third parties hold in connection with the transactions contemplated herein, pursuant to the existing and amended governing documents of the Company, or evidence satisfactory to Evero that such rights have lapsed or have been exercised.

(b) The Seller shall deliver to Evero the following documents with respect to itself, or cause the following actions to be completed:

(i) Board Resolutions. Duly executed resolutions of the Seller’s Board of Directors, adopted by a unanimous written resolution, substantially in the form attached as Schedule 2.2(b)(i) hereto, pursuant to which the Board of Directors of the Seller shall have approved all transactions contemplated hereby and taken all corporate actions related to such transactions.

(ii) Share Transfer Deed. A validly executed Share Transfer Deed, dated as of the Closing, in the form attached as Schedule 2.2(b)(ii) hereto.

(iii) Side letter. Duly executed side letter to Evero according to which the Seller represents and undertakes that any veto rights related to conversion of the outstanding loans under that certain agreement between the Seller, Medvest UK LLP and the Company dated September 28, 2017, will be assigned in full from Seller to Evero on the Closing Date, such that Evero shall solely decide on the conversion of such loans.

(c) Evero shall deliver to the Seller and the Company, as applicable, the following documents or cause the following actions to be completed:

(i) Shareholders Resolutions. Duly executed resolutions of the shareholders of Evero, substantially in the form attached as Schedule 2.2(c)(i) hereto, pursuant to which the shareholders of Evero shall have waived any preemptive rights, first refusal rights, anti-dilution rights or similar rights such shareholders or third parties hold in connection with the transactions contemplated herein, including without limitation the Asset Purchase Agreement.

(ii) Board Resolutions. Duly executed resolutions of Evero’s Board of Directors, adopted by a unanimous written resolution, substantially in the form attached as Schedule 2.2(c)(ii) hereto, pursuant to which the Board of Directors of Evero shall have approved all transactions contemplated hereby and taken all corporate actions related to such transactions including without limitation the Asset Purchase Agreement.

(iii) Share Certificate. Evero shall deliver to the Seller a validly executed share certificate in the form attached as Schedule 2.2(c)(iii) hereto, dated as of the Closing, covering the Evero Shares.

(iv) Shareholders Register. A copy, duly certified by an officer of Evero and dated as of the Closing, of Evero’s shareholders register, reflecting the issuance of the Evero Shares to the Seller, in the form attached hereto as Schedule 2.2(c)(iv).

(v) Warrant Certificate. The Warrant Certificate duly executed by Therapix.

(vi) Asset Purchase Agreement. A duly signed copy of the Asset Purchase Agreement in the form attached hereto as Schedule 2.2(c)(vi).

2.3 Conditions of Evero to Closing. The obligations of Evero to purchase the Transferred Shares from the Seller at the Closing and to issue the Evero Shares to the Seller at the Closing, are subject to the fulfillment at or before the Closing of the following relevant conditions precedent (to the extent indicated below), any one or more of which may be waived in whole or in part by Evero:

(a) Representations and Warranties. The representations and warranties made by the Seller in this Agreement shall have been true and correct as if made on the Closing.

(b) Covenants. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Seller, prior to the Closing, shall have been performed or complied with by Seller prior to or at the Closing.

(c) Consents, etc. The Seller shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement and to the transfer of the respective securities to Evero on the Closing.

(d) Delivery of Documents. All of the documents to be delivered by the Company and the Seller, as applicable, at the Closing pursuant to this Section 2 shall have been delivered to Evero. All other applicable actions and transactions set forth in this Section 2 shall have been completed on or prior to the Closing.

(e) Due diligence. Evero shall conduct and complete a due diligence investigation with respect to the Company and the Transferred Shares to its satisfaction, including review, on or prior to May 17, 2020, of the Company’s articles of association.

2.4 Conditions of the Seller to Closing. The Seller’s obligations to sell and transfer the Transferred Shares to Evero at the Closings, are subject to the fulfillment at or before the Closing of the conditions that (a) all covenants, agreements and conditions contained in this Agreement to be performed, or complied with, by Evero at or prior to the Closing, shall have been performed or complied with by Evero prior to or at the Closing, (b) the representations and warranties made by Evero in this Agreement shall have been true and correct when made, and shall be true and correct as of the date of the Closing; (c) that the Asset Purchase Agreement was signed between Therapix and Evero; and (d) the payment by Evero to the Seller of NIS 9,000 (inclusive of VAT) with respect to existing patents expenses which such conditions may be waived in whole or in part by the Seller, and which waiver shall be at the sole discretion of the Seller.

3. Representations and Warranties of the Seller. The Seller hereby represents and warrants that the statements contained in this Section 3 are true and correct as of the date of this Agreement and will be true and correct as of the Closing:

3.1 Due Authorization. The Seller has all necessary power and authority to enter into, execute and deliver this Agreement and to perform all of its obligations hereunder. This Agreement, together with all schedules and related agreements, has been duly authorized and, when executed and delivered by the Seller, shall constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. The execution, delivery, and performance of this Agreement and the related agreements by the Seller, and the transfer and delivery of the Transferred Shares pursuant hereto, will not, with or without the passage of time or giving of notice, result in any such violation, or be in conflict with or constitute a default under any agreement it is a party to.

3.2 Ownership of Transferred Shares. The Transferred Shares are and will be when transferred to Evero, duly authorized, validly issued, fully paid for, non-assessable and free and clear of any liens, demands, claims, encumbrances of any nature and/or any other thirds party rights of any kind, and have the rights, preferences privileges and restrictions set forth in the Company’s Article of Association.

3.3 Experience. The Seller acknowledges that it is able to fend for itself, can bear the economic risks of the sale of the Transferred Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transaction contemplated hereunder.

3.4 No False Statements. No representation or warranty of the Seller in this Agreement contains or, at the Closing, will contain any untrue statement of a material fact or omits or will, at the Closing, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading. The Seller is not aware of any material fact or information relating to the Transferred Shares that has not been disclosed to Evero hereunder.

4. Representations and Warranties of Evero and Therapix. Each of Evero and Therapix hereby represents and warrants to the Seller that as of the date of Closing:

4.1 Incorporation; Authorization. Evero was established on June 11, 2017. Evero has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted and as proposed to be conducted. Evero is duly qualified and (where applicable) in good standing in all jurisdictions in which a failure to so qualify would have a material adverse effect on Evero’s business or properties. Evero has not taken any action or failed to take any action, which action or failure could preclude or prevent Evero from conducting its business after each Closing as presently conducted and as currently proposed to be conducted. (i) No order has been made or petition presented or resolution passed for the liquidation or reorganization of Evero, nor has any distress, execution or other process been levied against Evero or action taken to repossess goods in Evero’s possession; (ii) no steps have been taken for the appointment of an administrator, trustee or receiver of any part of Evero’s business; (iii) no creditor has exercised its rights with respect to liens in any of Evero’s assets and there are no circumstances likely to cause such an action to occur; and (iv) Evero has not made or proposed any arrangement or composition with its creditors or any class of its creditors.

4.2 Requisite Power and Authority. Evero has all necessary power and authority to execute and deliver this Agreement and the related agreements to which it is a party and to carry out their provisions. All action on Evero’s part required for the execution and delivery of this Agreement and the related agreements to which it is a party has been taken. Upon their execution and delivery, this Agreement and the related agreements to which it is a party will be valid and binding obligations of Evero, enforceable in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

4.3 Board. The sole director of Evero is Dr. Ascher Shmulewitz.

4.4 Capitalization. Schedule 4.4 sets forth a Capitalization Table of Evero on a pre and post-closings, fully-diluted basis, assuming, without limitation, the transfer and deliver of the Evero Shares hereunder. Except as set forth in the Capitalization Table: (i) there are no outstanding options, warrants, securities convertible into, exchangeable or exercisable for or evidencing the right to subscribe for equity securities of Evero, rights, proxy, voting, transfer restriction or shareholder agreements, or agreements of any kind for the purchase or acquisition from Evero of any of its securities; and (ii) no person or entity has any right to acquire any securities of the Evero or any option or warrant to acquire any securities of Evero.

4.5 Ownership of Evero Shares. The Evero Shares will be duly authorized, validly issued, fully paid, non-assessable, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the Evero’s Amended and Restated Articles of Association, and will be free and clear of any pledges, liens, claims, encumbrances, security interest or third-party rights of any kind.

4.6 Intellectual Property. In accordance with the terms of the Asset Purchase Agreement, Evero is the sole owner, or is exclusively licensed to use, free and clear of any liens or third party rights of the Evero Technology as necessary for the conduct of its business as currently conducted and as contemplated to be conducted. There are no claims or demands pending by any other person pertaining to any of such Intellectual Property related to the Evero Technology nor is there a claim or demand threatened, and no proceedings have been instituted or threatened which challenge the rights of Evero with respect to such Intellectual Property and each of Evero and Therapix does not believe there is a basis for such claim.

4.7 Material Agreements. there are no existing arrangements or proposed transactions between Evero and any officer, director, or holder of 5% or more of the capital shares of Evero, or to the knowledge of Evero any affiliate or associate of any such person.

5. Affirmative Covenants.

5.1 Ordinary Course. From the date hereof and until the Closing each of the Company and Evero shall conduct its business solely in the ordinary course of business, and, among other things, shall not without the prior consent of the other parties hereunder, make any distribution of any kind to its shareholders or enter into any transaction with any officer, director, employee or shareholder of the such party or any affiliate or any person who such party is aware is a family member of any such person or entity, or enter into any transaction not in the ordinary course of business, other than as contemplated under this Agreement.

5.2 Confidentiality. The parties undertake not to make public (by way of an announcement or by press release or in any other manner) the identity of Evero, Therapix or the Seller without the prior written consent of such party. The parties and any person acting on their behalf, shall keep the existence of this Agreement and the terms of the related agreements, as well as the representation and warranties included herein in strict confidence, and neither party shall disclose or issue any public statement or press release concerning this transaction without the prior written approval of the other party of the substance and form of any such statement or release, except as, and only to the extent required, (a) to exercise any of its rights or fulfill any of its obligations under the related agreements, or (b) by Therapix or the Seller, such immediate report and public announcements as may be required under applicable Law. Without derogating the foregoing, the Seller acknowledges that Therapix is publicly-traded on Nasdaq, and, each of Evero and Therapix acknowledges that the Seller’s shares are publicly-traded on Tel Aviv Stock Exchange Ltd., and accordingly, has an obligation to, from time to time, publicly disclose material information regarding its operations and the parties with whom it transacts, and will disclose the terms and conditions of this Agreement only in accordance with this paragraph.

6. Indemnification of Evero. the seller shall indemnify Evero for damages, liabilities, losses, costs and expenses resulting from any claim arising in a period of 6 six months as of the consummation date of this agreement, deriving from any breach of any representation or warranty or other statement contained in this Agreement. The indemnification shall be by returning to Evero all or part of the Evero Shares (depend on the damage caused to Evero).

7. Miscellaneous.

7.1 Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the Laws of the State of Israel, without giving effect to principles of conflicts of Law or choice of Law that would cause the substantive Laws of any other jurisdiction to apply.

7.2 Arbitration. Any dispute, controversy or claim arising in relation to this Agreement, including with regard to its validity, invalidity, breach, enforcement or termination, will be referred to a single arbitrator, who shall be appointed by the Head of the Israeli Bar Association. Arbitration proceedings shall take place in Tel Aviv, Israel, and shall be conducted according to the rules of substantive law. The arbitrator will not be bound by rules of evidence or procedure and will give the reasons for his judgment. The arbitrator’s decision shall be final and enforceable in any court. This paragraph shall constitute an arbitration agreement between the parties

7.3 Amendment and Waiver. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of all parties hereunder.

7.4 Entire Agreement. This Agreement, the exhibits and schedules hereto, the related agreements, the certificates and the other documents delivered pursuant hereto constitute the entire agreement among the parties relative to the specific subject matter hereof and thereof, and supersedes any prior agreements and understandings including any Term Sheet signed prior to the date hereof.

7.5 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by facsimile with confirmation of transmission if sent during normal business hours of the recipient, if not, then on the next business day; or (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All communications shall be sent to the parties at the address or facsimile number set forth on Schedule A attached hereto or at such other address as the parties may designate by written notice to the other parties hereto.

7.6 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

7.7 Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, due diligence investigation, execution, delivery and performance of the Agreement.

7.8 Broker’s Fees. Each party represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

7.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures of a party shall be binding as evidence of such party’s agreement hereto and acceptance hereof.

7.10 Successors and Assigns. Except as otherwise limited herein, this Agreement and the provisions hereof shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of the parties hereunder.

7.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

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SHARE TRANSFER AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Share Transfer Agreement as of the date set forth in the first paragraph hereof.

/s/ Yossi Tamar
Capital Point Ltd.
Name:	Yossi Tamar
Title:	Co-CEO

/s/ Ascher Shmulewitz
Therapix Biosciences Ltd.
Name: Ascher Shmulewitz
Title: Chairman

/s/ Oz Adler
Name: Oz Adler
Title: CFO

/s/ Ascher Shmulewitz
Evero Health Ltd.
Name:	Ascher Shmulewitz
Title:	Director